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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66211

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2024___ AND ENDING ___12/31/2024___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Walter Greenblatt & Associates, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__325 St. Marks Avenue__
(No. and Street)

__Brooklyn__	__NY__	__11238__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__David Brant__	__(402) 215-1352__	__david.brant@acaglobal.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Nawrocki Smith LLP__
(Name – if individual, state last, first, and middle name)

__100 Motor Parkway #580__	__Hauppauge__	__NY__	__11788__
(Address)	(City)	(State)	(Zip Code)

__03/04/2009__	__3370__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Walter Greenblatt_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Walter Greeblatt & Associates, LLC_____, as of __December 31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas, County of Harris

Signature:

Title:
CEO and Managing Director

Notary Public
Document Notarized using a Live Audio-Video Connection

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WALTER GREENBLATT & ASSOCIATES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANT

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

WALTER GREENBLATT & ASSOCIATES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Walter Greenblatt & Associates, LLC's auditor since 2020.

Hauppauge, New York
February 28, 2025

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Assets:	
Cash	$ 58,751
Prepaid expenses	13,390
Total current assets	72,141
Fixed assets	4,475
Investment in Illuminare Biotechnologies	555
Total assets	$ 77,171

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 61,129
Deferred revenue	4,500
Total liabilities	65,129
Member's equity	11,542
Total liabilities and member's equity	$ 77,171

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

Revenue	
Commissions	$ 254,265
Consulting Services	64,000
Other Income	13,290
Total Revenue	$ 331,555
Operating expenses:	
Independent contractors	91,384
Officer salaries	80,526
Professional fees	77,527
Dues and subscriptions	37,653
Travel and entertainment	14,430
Bad debt expense	10,000
Regulatory fees	8,520
Payroll taxes	6,476
Depreciation	497
Other expenses	23,037
Total operating expenses	$ 350,050
Net loss	$ (18,495)

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

Member's equity as of January 1, 2024	$ 20,037
Net loss	(18,495)
Member contributions	10,000
Member's equity as of December 31, 2024	$ 11,542

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	$(18,495)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Changes in operating assets and liabilities	
Depreciation	497
Prepaid expenses	(214)
Accounts payable and accrued expenses	(15,633)
Deferred revenue	4,500
Net cash used in operating activities	(29,344)
Cash flows used in investing activities	
Fixed assets	(4,972)
Net cash used in investing activities	(4,972)
Cash flows from financing activities	
Member contributions	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(24,316)
Cash at beginning of year	83,067
Cash at end of year	$ 58,751

The accompanying notes are an integral part of these statements.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Company and Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC (the "Company") offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes. The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Investments

The investment in Illuminare Biotechnologies is recorded at cost.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes consulting services revenue monthly. There are no performance obligations associated with consulting service contracts.

The Company earns commissions for investment banking services. All performance obligations are completed prior to receiving funds from investment banking clients. Revenue is recognized when investment banking transactions are fully funded.

Subsequent Events

FASB ASC Topic 855, Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the Statement of Financial Condition date but before the Company's financial statements are issued. The Company did infuse a $25,000 capital contribution on January 24, 2025 bringing the Company back into net capital compliance. The Company has evaluated events through the date of Report of Independent registered Public Accounting Firm Report which the financial statements were available to be issued, and have determined there were no additional, material subsequent events to be disclosed.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

2. Net Capital

As a broker dealer, the Company is subject to the U. S. Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital, computed under Rule 15c3-1, was $(6,878) at December 31, 2024, which fell below required net capital of $5,000 by $11,878. The ratio of aggregate indebtedness to net capital at December 31, 2024 was (9.84) to 1. The sole owner of the Company added an additional $25,000 of capital on January 24, 2025.

3. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal. The Company has not experienced any losses to date.

4. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Disaggregated Revenue from Contracts with Customers

 The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions on capital raised	$ 254,265
Management consulting services	64,000
Total revenue from contracts	$ 318,265

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2024.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

Performance obligation

Commissions on capital raised: The Company raises investment capital from investors for its clients. Each time an investor invests in one of the Company's clients, the Company charges a commission. Commissions are billed on the date that the client receives the investment funding and relevant documents. The Company believes that the performance obligation is satisfied on that date because that is when the investment is logged by the client company and the investor becomes an owner of the security sold.

Management Consulting Services: The Company provides management consulting services on a monthly basis to certain clients. The services primarily consist of taking the role of acting CFO and related services including, but not limited to, bookkeeping, purchasing and strategic advising on financial matters. Revenue is recognized as services are provided.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded certain costs incurred to obtain revenue contracts with its customers, including syndication costs for clients where capital raising has been syndicated. These costs are expensed immediately as there are no performance obligations created for future events.

5. Segment Information

The Company conducts business as a single operating segment. The accounting policies of the segment are the same as those described in Note 1. The key measure of segment profit or loss that the Chief Operating Decision Maker ("CODM") uses to assess performance is the Company's net income, as reported on the Statement of Operations. All revenue and expense categories on the Statement of Operations are significant and there are no other significant segment revenue and expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Statement of Financial Condition.

6. Related Parties

The Company provided monthly management services for Illuminare Biotechnologies, Inc. The Company owns a minority interest in the voting stock of Illuminare Biotechnologies, Inc. During 2024, the Company received $54,000 from Illuminare Biotechnologies for its services.

The Company provides monthly management services for Thylacine Bio Inc. The principal owner of the Company, Walter Greenblatt, is the Chief Financial Officer for Thylacine Bio. During 2024, the Company received $63,700 from Thylacine Bio for its services.

7.   Warrants

Upon each commissionable security sale, the Company earns warrants to purchase the same security that was sold in the transaction. The amount of warrants earned is determined according to a schedule outlined in the engagement agreement with the client. At the time the warrants are issued to the Company, they are immediately assigned to its principal. These warrants at December 31, 2024 do not have any value assigned to them.

8.   Going Concern

The Company's produced a net loss of $18,495 for the year ending December 31, 2024 and was not in net capital compliance as of December 31, 2024. The Company does anticipate a large deal closing in early 2025 and, should the deal not close, the sole owner of the Company has the financial ability and willingness to contribute additional capital to continue as a going concern.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2024

SCHEDULE I

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2024

Total member's equity from statement of financial condition	$ 11,542
Total capital and allowable liabilities	11,542
Total nonallowable assets from statement of financial condition	18,420
Net capital before haircuts on securities positions	(6,878)
Net capital deficiency	$ (6,878)
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 65,629
Percentage of aggregate indebtedness to net capital	(954)%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 4,375
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital deficiency	$ (11,878)
Excess net capital at 1000%	$ (13,441)

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5 filed as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Walter Greenblatt & Associates, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
February 28, 2025

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES

325 ST. MARKS AVENUE
BROOKLYN, NY 11238
Phone: (609) 497 1282

WALTER GREENBLATT & ASSOCIATES, LLC

EXEMPTION REPORT

DECEMBER 31, 2024

Walter Greenblatt & Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Walter Greenblatt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Walter C. Greenblatt*

Date: February 28, 2025

Walter Geenblatt
Managing Member
Walter Greenblatt & Associates, LLC